UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated September 1, 2011: Star Bulk Announces Simos Spyrou to Succeed George Syllantavos as Chief Financial Officer.

This report to Form 6-K, except for the sections entitled “Mr. Spyros Capralos, President and CEO of Star Bulk, commented,” “Mr. George Syllantavos, the outgoing CFO of Star Bulk, commented,” and “Mr. Simos Spyrou, the newly appointed CFO of Star Bulk, commented,” is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, and the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

Exhibit 1

STAR BULK ANNOUNCES SIMOS SPYROU

TO SUCCEED GEORGE SYLLANTAVOS

AS CHIEF FINANCIAL OFFICER

ATHENS, GREECE, September 1, 2011- Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (NASDAQ: SBLK) today announced that Mr. Simos Spyrou has been appointed as Chief Financial Officer, to succeed Mr. George Syllantavos, effective as of September 1, 2011.

Mr. Simos Spyrou joined Star Bulk Carriers Corp. as Deputy Chief Financial Officer earlier this year. From 1997 to 2011, Mr. Spyrou worked at the Hellenic Exchanges (HELEX) Group, the public company which operates the Greek equities and derivatives exchange, the clearing house and the central securities depository. From 2005 to 2011, Mr. Spyrou held the position of Director of Strategic Planning, Communication and Investor Relations at the Hellenic Exchanges Group and he also served as a member of the Strategic Planning Committee of its Board of Directors. From 1997 to 2002, Mr. Spyrou was responsible for financial analysis at the research and technology arm of the Hellenic Exchanges Group.

Mr. Spyrou attended the University of Oxford, receiving a degree in Mechanical Engineering and an MSc in Engineering, Economics & Management, specializing in finance. Following the completion of his studies at Oxford, he obtained a post graduate degree in Banking and Finance, from Athens University of Economics & Business.

Mr. Spyros Capralos, President and CEO of Star Bulk, commented: "I would like to sincerely thank Mr. Syllantavos for his significant contribution to the Company all these years. I am pleased to be welcoming Mr. Spyrou to Star Bulk’s management team. I believe that his extensive experience and knowledge in the financial sector will be a valuable asset for the Company going forward."

Mr. George Syllantavos, the outgoing CFO of Star Bulk, commented: "I am proud of our achievements in transforming Star Bulk from a blank check company into an established publicly traded dry bulk shipping company. The time has come for me to move on in pursuit of other business interests. I look forward to new challenges and opportunities and I know that I am leaving the company in capable hands."

Mr. Simos Spyrou, the newly appointed CFO of Star Bulk, commented:  "I am pleased to be undertaking the position of the Chief Financial Officer in Star Bulk. I look forward to contribute towards further solidification of the company's future and to continue with its growth strategy to maximize shareholders' value."

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of thirteen dry bulk carriers with definitive agreements to build two Capesize vessels. The total fleet consists of fifteen vessels, seven Capesize, and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,626,721 deadweight tons. The average age of our current operating fleet is approximately 12 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts :

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Str.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: September 1, 2011	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President